NEW MAJORITY CAPITAL MANAGEMENT LLC

SUBSCRIPTION AGREEMENT

(PREFERRED UNITS AND COMMON UNITS SERIES 2)

THE SECURITIES (AS DEFINED HEREIN) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

> New Majority Capital Management LLC
> 225 Dyer Street, Providence, RI 02903
> Attention: Kris Schumacher and Havell Rodrigues, the Managing Members
>
> Ladies and Gentlemen:

Pursuant to this Subscription Agreement (as amended, waived, supplemented or otherwise modified from time to time, this "Subscription Agreement" of this "Agreement"), the undersigned desires to subscribe for and purchase from New Majority Capital LLC, a limited liability company organized under the laws of Delaware)the "Company"), up to 1,070 of the Company's Preferred Units at a price per Unit equal at $1,000, for an aggregate purchase price of _____ (the "Purchase Price"). The

purchase and sale of the Securities shall be consummated on the terms and conditions set forth in this Subscription Agreement and in the Amended and Restated Limited Liability Company Agreement of the Company, by and among the Company, the Managing Members and the Members named therein (as amended, waived, supplemented or otherwise modified from time to time, the "**LLC Agreement**"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the LLC Agreement.

The undersigned further understands that the subscription for the Securities hereunder is being made without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**"), or any securities law of any state of the United States or of any other jurisdiction.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the LLC Agreement, the undersigned hereby irrevocably subscribes for the Securities for the Purchase Price, which is payable as described in **Section 4** hereof. In order to purchase the Securities at the Closing

(defined below), the undersigned understands and acknowledges that it must execute the Joinder Agreement attached hereto as **Exhibit A**, pursuant to which the undersigned agrees to become a Member of the Company and a party to the LLC Agreement as set forth in Section 4.01 thereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement and the LLC Agreement.

2.   **<u>Acceptance of Subscription and Issuance of Securities</u>**. It is understood and agreed that the Managing Members, on behalf of the Company, shall have the sole right, at their complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by the Managing Members and delivered to the undersigned at the Closing referred to in **Section 3** hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, *"blue sky"* or other similar laws of such jurisdiction.

3.   **<u>The Closing</u>**. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place electronically, at such time and place as the Company may designate by written notice to the undersigned; *provided*, that such notice shall be provided at least two Business Days prior to the designated date for Closing. The Joinder Agreement shall become effective solely upon the consummation of the Closing.

4.   **<u>Payment for Securities</u>**. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, in an amount equal to the Purchase Price.

5.   **<u>Representations and Warranties of the Company</u>**. As of the Closing, the Company represents and warrants that:

      (a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

      (b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

6.   **<u>Representations and Warranties of the Undersigned</u>**. The undersigned hereby represents and warrants to, and covenants with, the Company that:

      (a)   **General**.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and the LLC Agreement and to perform all the obligations required to be performed by the undersigned hereunder and under the LLC Agreement, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(b)   **Securities Laws.**

(i)   The undersigned acknowledges that this Agreement is made with the undersigned in reliance upon the undersigned's representation to the Company, which the undersigned confirms by executing this Agreement, that the Securities will be acquired for investment for the undersigned's own account, not as a nominee or agent (unless otherwise specified on the undersigned's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the undersigned further represents that such the undersigned does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the undersigned also represents it has not been organized solely for the purpose of acquiring the Securities.

(ii)   The undersigned understands that the Company is conducting an offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission ("**SEC**") and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"), and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(iii)   The undersigned acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The undersigned further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The undersigned confirms that the Company has not given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company, the Portal, or any of their respective affiliates, and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(iv)   The undersigned is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. Including the amount set forth in this Agreement for the purchase of the Securities, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Securities.

(vi)   The undersigned understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the *bona fide* nature of the investment intent and the accuracy of the undersigned's representations as expressed herein. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop and the LLC Agreement contains additional contractual restrictions on the undersigned's right to transfer the Securities. Consequently, the undersigned understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

(vii)   The undersigned understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities. The undersigned agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with applicable provisions of the LLC Agreement.

(viii) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(ix) If the undersigned is an individual, such undersigned resides in the state or province identified in the address shown on the undersigned's signature page hereto. If the undersigned is a partnership, corporation, limited liability company or other entity, the undersigned's principal place of business is located in the state or province identified in the address shown on the undersigned's signature page hereto.

(x) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. In such event, the undersigned's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the undersigned's jurisdiction. The undersigned, if not a United States person, acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

(xi) **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(xii)   The undersigned understands that, unless it notifies the Company in writing to the contrary at or before the Closing, each of its representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(xiii)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

7.   **Conditions to Obligations of the Undersigned and the Company**. The obligations of the undersigned to purchase and pay for the Securities and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the conditions precedent that the representations and warranties of the Company contained in **Section 5** hereof and of the undersigned contained in **Section 6** hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   **Obligations Irrevocable**. The obligations of the undersigned shall be irrevocable.

9.   **Legend**. Any certificates from time to time representing the Securities sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."

10.   **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   **Submission to Jurisdiction**. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or relating to any offers, purchases or sales of the Securities by the undersigned or otherwise based on any matter arising out of or in connection with this Subscription Agreement or the transactions contemplated hereby, whether sounding in contract, tort or otherwise ("**Proceedings**"), shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such Proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such Proceeding which is brought in any such court has been brought in an inconvenient form.

14.   **Governing Law**. This Subscription Agreement and all issues and questions concerning the application, construction, validity, interpretation and enforcement of this Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

15.   **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company or the Managing Members:	New Majority Capital Management LLC c/o Kris Schumacher and Havell Rodrigues, the Managing Members 225 Dyer Street, Providence, RI 02903

E-mail: kris@newmajoritycapital.com, havell@newmajoritycapital.com
Attention: Kris Schumacher and Havell Rodrigues, the Managing Members

with a copy, which shall not constitute notice, to:

RPCK Rastegar Panchal LLP
One Grand Central Place
60 East 42nd Street, Suite 2410
New York, NY 10165
E-mail: chintan@rpck.com/joshua.teitelbaum@rpck.com
Attention: Chintan Panchal, Esq. and Joshua Teitelbaum

18.   **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments, including the LLC Agreement, which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   **Severability**. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGES FOLLOW]

EXHIBIT A

JOINDER AGREEMENT

(See Attached)

NEW MAJORITY CAPITAL MANAGEMENT LLC

JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated May 19 2022, as amended from time to time (the "**LLC Agreement**"), among Havell Rodrigues ("**HR**"), Kris Schumacher ("**KS**" together with HR, the "**Managing Members**") and New Majority Capital Management LLC, a company organized under the laws of Delaware (the "**Company**"). Pursuant to and in accordance with Section 4.01 of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder Agreement, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____ .

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

New Majority Capital Management LLC
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited